

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

James A Graf
Chief Executive Officer
Graf Acquisition Corp. IV
1790 Hughes Landing Blvd., Suite 400
The Woodlands, Texas 77380

      Re: Graf Acquisition Corp. IV
           Preliminary Proxy Statement on Schedule 14A
           Filed November 14, 2022
           File No. 001-40427

Dear James A Graf:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Elliott M. Smith